Exhibit 99.1

PRESS RELEASE

trueGold Gives “Memory” to Gold –

Jewelry & Watches Now Tell Their Own Story

New York, Singapore – 23 July 2025 – trueGold Consortium Pty Ltd, a subsidiary of SMX (Security Matters) PLC (NASDAQ: SMX), is revolutionizing the gold industry with chemical marking technology that creates a fully traceable and verifiable supply chain—from mining to the marketplace and, ultimately, into recycling. The system adds an invisible marker at the mine-site, records every hand-off on a secure digital ledger, and allows instant verification at any point in the metal’s life. The result is unprecedented transparency, accountability, and the confidence for brands to meet stringent ethical-sourcing standards.

Gold has always carried emotional value; now with SMX technology, it can carry verifiable truth. The SMX technology captures the whole journey in the finished gold product itself, giving brands an authentic story to tell and consumers confidence in an ethically sourced supply chain.

Why an Embedded Memory with the Final Product Matters

At the gold mine and refinery, the SMX marker provides incontrovertible proof of sourcing, which can help streamline audits and regulatory filings. As the same gold moves through logistics providers, vaults, and workshops, every transfer can be both recorded digitally and verified tangibly, eliminating gaps and disputes in chain-of-custody documentation. When the metal reaches the retail brand, each finished piece would then carry a digital passport that can help substantiate ESG claims and differentiates collections in a crowded luxury market. Finally, the consumer can enjoy one-scan assurance of authenticity, recycled content, and ethical provenance—all encoded within the jewelery they wear.

Rising Consumer Demand

Independent studies show that more than 70 percent of shoppers are willing to pay a premium for products whose provenance is transparent and tamper-proof:

●	IBM Institute for Business Value surveyed 19,000 consumers across 28 countries and found 71 % would pay up to 37 % more for goods with full transparency and traceability. IBM Newsroom

●	PwC’s 2024 Voice of the Consumer Survey showed consumers globally willing to spend an average 9.7 % extra on sustainably sourced goods. PwC

The Company believes that trueGold’s application of its marking technology to watches and jewelery positions it to deliver provenance-assured pieces to discerning customers.

Quality, Health & Safety Assured

Recent independent testing by Intertek under the AnchorCert Pro 2 protocol on an SMX-marked 18-karat red-gold ring confirmed compliance with jewelry-safety regulations in Europe, the United States and Canada.

PRESS RELEASE

The results show that SMX’s invisible marker remains chemically inert, non-toxic and undetectable in normal wear, without affecting the metal’s purity or skin compatibility. The ring satisfied all relevant EU REACH and RoHS limits, passed U.S. ASTM F2999-19 and National Stamping Act requirements, and met Canada’s Precious Metals Marking Regulations—evidence that robust traceability can coexist with the highest standards of consumer safety and product quality.

Sources & References

1.	IBM Institute for Business Value, “Purpose and Provenance Drive Bigger Profits for Consumer Goods,” 2020 – 71 % of consumers would pay a premium for products offering full transparency and traceability. IBM Newsroom

2.	PwC, “2024 Voice of the Consumer Survey,” 2024 – Consumers are willing to spend an average 9.7 % more on sustainably sourced goods. PwC

3.	PR Newswire, “SMX’s Subsidiary trueGold Extends its Commercial Activity to Watches and Jewelry,” 2023 – Announces expansion of trueGold’s molecular-marking technology to finished luxury products. PR Newswire

4.	London Bullion Market Association (LBMA), “Gold Bar Security Features,” market-standards page, accessed July 2025 – Describes accredited security features that establish a bar passport and link to the Gold Bar Integrity database

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of gold, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.